[LETTERHEAD OF DECHERT LLP]

September 29, 2009

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust
(File Nos. 333-102228, 811-21265)

Dear Mr. O’Connor:

Thank you for your oral comments on September 11, 2009 regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Global Listed Private Equity Portfolio (the “Fund”), a series of PowerShares Exchange-Traded Fund Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2009.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes are reflected in Post-Effective Amendment No. 222 to the Trust’s Registration Statement, which will be filed on EDGAR on or about September 29, 2009.

General

Comment 1.  Please confirm that the Fund intends to comply with the terms and conditions of the Trust’s exemptive order.

Response 1:  The Fund intends to comply with the terms and conditions of the Trust’s exemptive order.

Prospectus

Comment 2.  On page 6, please delete the word “diversified” from the first sentence of the second paragraph under “Index Description.”

Response 2:  The word “diversified” has been deleted.

Comment 3.  Please clarify the types of entities that are deemed to be “listed private equity companies” included in the Underlying Index.

Response 3:          The disclosure has been revised accordingly.

Comment 4.  Please clarify the third sentence in the section entitled “Principal Risks of Investing in the Fund-Restrictions on Investments.”

Response 4:          The disclosure has been revised accordingly.

Comment 5.  Please clarify the following statement: “Listed private equity companies may have relatively concentrated investment portfolios, consisting of a relatively small number of holdings.

Response 5:          The disclosure has been revised accordingly.

Comment 6.  Please clarify the paragraph that begins with the following statement:  “Since many of the assets of listed private equity companies do not have readily ascertainable market values, such assets are most often recorded at fair value, in good faith, in accordance with valuation procedures adopted by such companies.

Response 6:          The disclosure has been revised accordingly.

Comment 7.  Please disclose what percentage of the 40-60 companies included in the Underlying Index are non-U.S. companies.

Response 7:          The disclosure has been included.

Comment 8.  Please clarify the word “mezzanine” to comply with Plain English requirements.

Response 8:          The disclosure has been revised accordingly

Comment 9.  Please tailor the “Foreign Securities Risk” to the listed private equity funds included in the Fund’s portfolio.

Response 9:          The disclosure has been revised accordingly.

Comment 10.  Please include the numbers in the fee table for the next filing.

Response 9:          The numbers will be included.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Allison M. Fumai at (212) 698-3526.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss